UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2003

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15[d] OF THE SECURITIES
                              EXCHANGE ACT OF 1934

              For transition period from __________ to ___________

                         Commission file number 1-13648

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Balchem Corporation 401(k)/Profit Sharing Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Balchem Corporation
                              52 Sunrise Park Road
                                   PO Box 600
                              New Hampton, NY 10958

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 2003 are presented herein.

Exhibits:

Consent of KPMG, LLP, independent auditors

                                  EXHIBIT INDEX

Exhibit No.                       Exhibit Description
-----------                       -------------------

23                                Consent of KPMG LLP

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                              Financial Statements
                           and Supplemental Schedules

                           December 31, 2003 and 2002

         (With Report of Independent Registered Public Accounting Firm)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN



                                Table of Contents




                                                                            Page

Report of Independent Registered Public Accounting Firm                      1

Statements of Net Assets Available for Plan Benefits -
     December 31, 2003 and 2002                                              2

Statements of Changes in Net Assets Available for Plan Benefits -
     Years ended December 31, 2003 and 2002                                  3

Notes to Financial Statements                                                4

Supplemental Schedules

Schedule H, Part IV, Line 4(i) - Schedule of Assets Held at End of Year     10

Schedule H, Line 4(j) - Schedule of Reportable Transactions                 11

             Report of Independent Registered Public Accounting Firm



Plan Administrator
Balchem Corporation 401(k)/Profit Sharing Plan:


We have audited the accompanying statements of net assets available for plan benefits of Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year as of December 31, 2003 and reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 2003 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.



/s/ KPMG
------------
KPMG LLP


Short Hills, New Jersey
June 21, 2004

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2003 and 2002




                                                         2003            2002
                                                      ----------      ----------
Assets:
     Investments (note 3)                             $8,258,111       6,619,535
     Participant loans                                   149,285         140,716
     Receivables:
        Employer contribution                            316,958         333,882
        Participant contributions                         43,063          38,247
        Interest                                             924           1,055
                                                      ----------      ----------
                 Total assets                         $8,768,341       7,133,435
                                                      ==========      ==========
See accompanying notes to financial statements

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 2003 and 2002




                                                                                2003              2002
                                                                             -----------       -----------
Addition to net assets attributed to:
     Investment income (loss):
        Interest                                                             $    72,090            75,455
        Dividends                                                                  5,976             4,427
        Net appreciation (depreciation) in fair value of investments
           (note 3)                                                              762,249          (490,904)
                                                                             -----------       -----------
                                                                                 840,315          (411,022)
                                                                             -----------       -----------
     Contributions:
        Participant                                                              881,259           894,705
        Employer                                                                 577,237           563,354
                                                                             -----------       -----------
                                                                               1,458,496         1,458,059
                                                                             -----------       -----------
                 Total additions                                               2,298,811         1,047,037
                                                                             -----------       -----------
Deductions from net assets attributed to:
     Benefits paid to participants                                              (620,906)         (193,604)
     Fees                                                                         (4,183)           (3,344)
     Other, net                                                                  (38,816)          (19,508)
                                                                             -----------       -----------
                 Total deductions                                               (663,905)         (216,456)
                                                                             -----------       -----------
                 Net increase in net assets available for plan benefits        1,634,906           830,581
Net assets available for plan benefits at beginning of year                    7,133,435         6,302,854
                                                                             -----------       -----------
Net assets available for plan benefits at end of year                        $ 8,768,341         7,133,435
                                                                             ===========       ===========

See accompanying notes to financial statements

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002




(1)  Description of the Plan

     The following description of the Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is principally a participant-directed, defined contribution plan covering all active employees of Balchem Corporation (the Company), except those that are currently covered by a collective bargaining agreement, who have 60 days of service, as defined, and are 18 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Company pays administrative and record-keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation Common Stock.

     Contributions

     Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The employer matching contributions equal 35% of each participant's elected contribution and the Company may make discretionary company profit-sharing contributions at the option of the Company's Board of Directors. Matching contributions are made in company stock on a monthly basis based upon the closing price of the stock on the last trading day of each month and are subject to the vesting schedule described below. Included in employers' contribution receivable as of December 31, 2003 and 2002 were discretionary company profit-sharing contributions made in February 2004 and January 2003 for the 2003 and 2002 plan years totaling $305,294 and $322,106, respectively.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of the Company's matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are 100% vested in their contributions plus actual earnings or losses thereon. Vesting in the Company contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of the Company's June 1, 2001 acquisition of certain assets of DCV, Inc. and its affiliate, DuCoa L.P., whose prior credited service is used in determining the vested portion of such matching contributions.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



Investment Options

Upon enrollment in the Plan, participants may direct employee contributions to any of the following options, administered by Connecticut General Life Insurance Company (CIGNA). Employer matching and discretionary contributions are made in company stock and are directed to the Balchem Corporation Common Stock Fund:

     Guaranteed Income Fund - A fixed income fund that seeks to provide competitive yields relative to comparable guaranteed fixed income investment funds. The account, which is backed by Connecticut General Life Insurance Company's general assets, invests primarily in intermediate-term bonds and commercial mortgages within Connecticut General Life Insurance Company's general account. Investors are guaranteed preservation of principal and interest regardless of economic events. Interest rates are declared in advance and guaranteed for six month periods (January 1 through June 30 and July 1 through December 31). The Guaranteed Income Fund is stated at contract value which approximates fair value. The credited interest rate under this contract was 3.15% and 4.40% at December 31, 2003 and 2002, respectively. The average yield of the contract was 3.15% and 4.675% for the years ended December 31, 2003 and 2002, respectively.

     Janus Adviser Balanced Account - A mutual fund which seeks long-term capital growth consistent with preservation of capital and balanced by current income, by investing in a combination of equity and fixed income securities.

     CIGNA Lifetime Funds - Lifetime funds are a family of funds comprised of five distinct, multi-manager investment portfolios, based on the lifecycle approach to investing - that different bond/stock mixes are appropriate for individuals at different stages of their life. The objective of the funds varies in keeping with the investment timeline, which uses the participant's age as indicator of time remaining to retirement.

     Large Cap Growth/Morgan Stanley Fund - A mutual fund, managed by Morgan Stanley Dean Witter, whose investment strategy seeks to provide capital appreciation with minimal focus on income. The performance objective is to outperform the S&P 500 Index over full market cycles.

     S&P 500 Index Fund - This fund is constructed to reflect the composition of the S&P 500 Index. It seeks to provide long-term growth of capital and income.

     Large Cap Value/John A. Levin & Co. Fund - This fund seeks to consistently achieve capital appreciation, capture high rates of return and avoid major losses while remaining fully invested in the market. To achieve this, the investment style emphasizes the preservation of capital, avoidance of risk and control of volatility.

     Aim Value Account - A mutual fund that seeks to provide long-term growth of capital by investing primarily in equity securities judged by the portfolio managers to be undervalued. The generation of income is secondary.

     INVESCO   Dynamics  -  A  mutual  fund  which  seeks  to  provide   capital
     appreciation. To minimize risk, the portfolio managers invest in a multitude of companies in a variety of industries.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


     Small Cap Growth/Times Square Fund - A mutual fund that seeks to achieve long-term capital appreciation by investing primarily in the common and preferred stock of growing US Companies involved in new product development and technological breakthroughs.

     Janus Adviser Worldwide Growth Account - A fund which seeks long-term growth of capital in a manner consistent with the preservation by investing in foreign as well as domestic securities.

     Balchem Corporation Common Stock - Contributions may be invested in common stock of Balchem Corporation. Investments in this fund are limited to 10% of a participant's contribution.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at 10%.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or an annuity contract.

Income (Loss) Allocations

Investment income (loss) for an accounting period shall be allocated to participants' accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

Forfeited Accounts

Forfeited balances of terminated participants' nonvested accounts are allocated to all active participant accounts as of the last day of the plan year. Forfeited nonvested accounts totaled $3,235 and $2,793 at December 31, 2003 and 2002, respectively.

(2)  Summary of Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are presented on the accrual basis of accounting.

     Risks and Uncertainties

     The assets of the Plan at December 31, 2003 and 2002 are primarily financial instruments which are monetary in nature. Accordingly, interest rates and market fluctuations have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.


                                                                     (continued)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002




     The   investments   are  subject  to  risk  conditions  of  the  individual
     investments'  objectives,   the  stock  market,  interest  rates,  economic
     conditions and world affairs.

     Investment Valuation and Income Recognition

     Investment securities held in the Plan's funds are stated at fair value determined from publicly quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits

     Benefits are recorded when paid.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(3)  Investments

                                                         2003            2002
                                                      ----------       ---------
        Cash equivalents                              $2,059,656       1,683,800
        Mutual funds                                   4,645,566       3,120,520
        Common stock*                                  1,552,889       1,815,215
                                                      ----------      ----------
                                                      $8,258,111       6,619,535
                                                      ==========      ==========
* A portion of the common stock is nonparticipant-directed


     The following represents investments that represent 5% or more of the Plan's net assets:

                                                         2003            2002
                                                      ----------       ---------
Balchem Corporation Common Stock*                     $1,552,889       1,815,215
Guaranteed Income Fund                                 2,059,656       1,683,800
Janus Adviser Balanced Account                           784,864         719,265
S&P 500 Index Fund                                     1,757,602       1,238,971
Cigna Lifetime 40                                        587,499         407,015
                                                      ==========      ==========
* A portion of the Balchem Corporation Common Stock is nonparticipant-directed.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


     During the years ended December 31, 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                         2003            2002
                                                      ----------       ---------
        Mutual funds                                  $ 880,305        (706,757)
        Common stock                                   (118,056)        215,853
                                                      ---------       ---------
                                                      $ 762,249        (490,904)
                                                      =========       =========

(4)  Nonparticipant-directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                             December 31
                                                      --------------------------
                                                         2003            2002
                                                      ----------       ---------
        Net assets - Balchem Corporation Common Stock $1,552,889       1,815,215
                                                      ==========      ==========


                                                        Year ended December 31
                                                      --------------------------
                                                         2003            2002
                                                      ----------       ---------
Change in net assets:
     Contributions                                    $   336,375       298,611
     Dividends and interest                                 7,659         5,575
     Net appreciation                                    (118,056)      215,853
     Benefits paid to participants                        (72,932)      (27,742)
     Fees                                                  (1,420)         (941)
     Transfers to participant-directed investments       (413,952)     (130,108)
                                                      -----------   -----------
                 Net (decrease) increase                 (262,326)      361,248
Net assets at beginning of year                         1,815,215     1,453,967
                                                      -----------   -----------
Net assets at end of year                             $ 1,552,889     1,815,215
                                                      ===========   ===========


     A portion of the Balchem Corporation Common Stock is participant-directed.

                                                                      Schedule 1

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN

               Schedule H, Part IV, Line 4(i) - Schedule of Assets
                               Held at End of Year

                                December 31, 2003




        Identity of issue,                          Description of investments including maturity date,                  Current
 borrower, lessor or similar party                  rate of interest, collateral, par or maturity value                   value
-------------------------------------          -------------------------------------------------------------------   ---------------
Cigna Guaranteed Income Fund(1)                Units of participation in Guaranteed Income Fund -
                                                 68,148 units, $30.22 per unit                                       $     2,059,656
Janus Adviser Balanced Account(1)              Units of participation in Janus Adviser Balanced Account -
                                                 28,493 units, $27.55 per unit                                               784,864
Cigna Lifetime 60(1)                           Units of participation in CIGNA Lifetime 60 -
                                                 4,065 units, $13.52 per unit                                                 54,968
Cigna Lifetime 50(1)                           Units of participation in CIGNA Lifetime 50 -
                                                 3,447 units, $13.10 per unit                                                 45,163
Cigna Lifetime 40(1)                           Units of participation in CIGNA Lifetime 40 -
                                                 45,643 units, $12.87 per unit                                               587,499
Cigna Lifetime 30(1)                           Units of participation in CIGNA Lifetime 30 -
                                                 18,155 units, $13.00 per unit                                               236,068
Cigna Lifetime 20(1)                           Units of participation in CIGNA Lifetime 20
                                                 1,760 units, $12.80 per unit                                                 22,524
John A. Levin & Co., Inc. Large Cap
    Value/John A. Levin & Co. Fund(1)          Units of participation in Large Cap Value/John A. Levin & Co. Fund-
                                                 18,203 units, $11.69 per unit                                               212,849
TimesSquare Capital Management, Inc.
    S&P 500 Index Fund(1)                      Units of participation in S&P 500 Index Fund -
                                                 27,887 units, $63.03 per unit                                             1,757,602
Aim Value Account(1)                           Units of participation in AIM Value Account -
                                                 2,082 units, $41.12 per unit                                                 85,626
Morgan Stanley Investment Management, Inc.
    Large Cap Growth/Morgan Stanley Fund(1)    Units of participation in Large Cap Growth/Morgan Stanley Fund -
                                                 11,436 units, $9.88 per unit                                                113,019
INVESCO Dynamics(1)                            Units of participation in INVESCO Dynamics -
                                                 9,009 units, $21.04 per unit                                                189,536
TimesSquare Capital Management, Inc.
    Small Cap Growth/Times Square Fund(1)      Units of participation in Small Cap Growth/Times Square Fund -
                                                 14,036 units, $17.64 per unit                                               247,555
Janus Adviser Worldwide Growth Account(1)      Units of participation in Janus Adviser Worldwide Growth Account -
                                                 10,709 units, $28.79 per unit                                               308,293
Balchem Corporation Common Stock(1)(2)         Units of participation in Balchem Common Stock -
                                                 68,109 units, $22.80 per unit                                             1,552,889
Participant loans(1)                           Interest rates range from 6.00% to 11.50%                                     149,285
                                                                                                                        ------------
                                                          Total                                                      $     8,407,396
                                                                                                                        ============

(1)  Parties-in-interest

(2) The cost basis of the Balchem Corporation Common Stock Fund at December 31, 2003 was $1,081,974.

See accompanying report of independent registered public accounting firm.

                                                                      Schedule 2
                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                             Schedule H, Line 4(j) -
                       Schedule of Reportable Transactions
                          Year ended December 31, 2003


                                                                                                                         Current
                                                                                                                      value of asset
         Identity of                                                 Purchase    Selling    Cost of  on transaction      Net gain
        party involved                 Description of asset           price       price      asset        date            (loss)
-----------------------------     -------------------------------    ---------   --------   -------- --------------   --------------
Cigna Financial Services, Inc.    Balchem Corporation Common Stock  $  284,784        --     284,784      284,784              --
Cigna Financial Services, Inc.    Balchem Corporation Common Stock         --     424,427    307,324      424,427          117,103
                                                                     ---------   --------   -------- --------------   --------------
                                                                    $  284,784    424,427    592,108      709,211          117,103
                                                                     =========   ========   ======== ==============   ==============

Reportable transactions include those purchases and sales of the same securities which, individually or in the aggregate (net of individual reportable transactions) exceed 5% of the market value of plan assets as of the beginning of the year. See accompanying report of independent registered public accounting firm.